
SOKO
健身俱乐部
SOKO FITNESS CLUB
女王美容
QUEEN'S BEAUTY
Branded Stores
Harbin Daoli Queen Demonstration Beauty Parlor (Daoli SPA)
Harbin Queen Beauty Demonstration Center (Daowai SPA)
Harbin Huang Emperor & Golden Gym Club (SOKO Fitness)
Harbin Mege Union Beauty Management Ltd. Legend (Legend SPA)
Harbin Queen Beauty Vocational Skill Training School
Branded Branches
Harbin Queen Beauty Demonstration Center Kunlun Branch (Kunlun SPA)
Harbin Queen Beauty Demonstration Center Branch (Nangang SPA)